[LETTERHEAD OF PONDEL PARSONS &
WILKINSON]




NEWS RELEASE



Contact:   Gregory J. Witherspoon
           Aames Financial Corporation
           213/351-6153

           Cecilia A. Wilkinson/Roger S. Pondel
           Pondel Parsons & Wilkinson
           310/207-9300

                                           FOR IMMEDIATE RELEASE


       AAMES FINANCIAL COMPLETES DEBT AND EQUITY OFFERINGS
                     RAISING $262.3 MILLION

Los Angeles, California -- October 22, 1996 -- Aames Financial
Corporation (NYSE:AAM) today announced the completion of equity and debt offerings, raising a total of $262.3 million in net proceeds.

     In its equity offering, the company issued a total of 2.4 million shares of common stock at a price of $51 per share, raising a total of $117.6 million. The offering was underwritten by NatWest Securities Limited; Bear, Stearns & Co. Inc.;
Oppenheimer & Co., Inc.; and Smith Barney Inc.

     The company also has completed the issuance of $150 million principal amount of 9.125 percent Senior Notes due 2003. The debt offering was underwritten by Bear, Stearns & Co., Inc; Donaldson, Lufkin & Jenrette Securities Corporation; and NatWest Capital Markets Limited.

     Net proceeds from the sale of common stock and the Senior
Notes offering will be used to fund future loan originations and purchases, to support securitization transactions, for working capital needs and for general corporate purposes.

     Aames Financial Corporation is a leading home equity lender and currently operates 52 Aames Home Loan offices in 18 states throughout the United States. Its wholly owned subsidiary, One Stop Mortgage, Inc., operates in 26 states out of 28 offices.